EXHIBIT 99.11

AMC Mining Consultants (Canada) Ltd. BC0767129 200 Granville Street, Suite 202 Vancouver BC V6C 1S4 Canada
T +1 604 669 0044 E vancouver@amcconsultants.com W amcconsultants.com

CERTIFICATE OF AUTHOR

I, Gary Methven, P.Eng., of Vancouver, British Columbia, do hereby certify that:

1

I am currently employed as a Principal Mining Engineer and Underground Manager with AMC Mining Consultants (Canada) Ltd. with an office located at Suite 202, 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

2

This certificate applies to the Technical Report titled “Technical Report, Skouries Project, Greece” with an effective date of 22 January 2022 (the “Technical Report”), prepared for Eldorado Gold Corporation (“the Issuer”).

3

I graduated from the University of Witwatersrand in Johannesburg, South Africa with a Bachelor of Science degree in Mining Engineering in 1993. I am a registered member in good standing with Engineers and Geoscientists British Columbia (License #180019), a member of Registered Professional Engineers of Queensland (License #06839), and a member of the Australian Institute of Mining and Metallurgy (CP). I have experience in narrow-vein gold deposits, flat and steeply dipping, bulk and selective mining methods for base metals, mine infrastructure, design and planning, mine production and financial evaluation, reserve estimation, technical reviews, feasibility and pre-feasibility studies, project and construction management, contracts management and cost estimation.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

4	I have not visited the Skouries Property.

5	I am responsible for Sections 20, 22, 24 and parts of 1, 15, 16, 25, 26, and 27 of the Technical Report.

6	I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the NI 43-101.

7	I have not had prior involvement with the property that is the subject of the Technical Report.

8	I have read NI 43-101 and the section of the Technical Report for which I am responsible has been prepared in compliance with NI 43-101.

9

As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the section of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: 22 January 2022

Signing Date: 31 March 2022

“Signed and Sealed”

Gary Methven

____________________________

Gary Methven, P.Eng.

Underground Manager / Principal Mining Engineer

AMC Mining Consultants (Canada) Ltd.